UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

FullNet Communications, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

359851102
(CUSIP Number)

May 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[  ]Rule 13d-1(b)
[X]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 359851102


1.     Name of Reporting Person      Generation Capital Associates
       Tax Identification No                  13-3175117


2.     Check the Appropriate Box if a Member of a Group*
       (a)  [  ]
       (b)  [  ]


3.     SEC Use Only


4.     Citizenship or Place of Organization     State of New York


Number of Shares Beneficially Owned by Each Reporting Person With:

5.     Sole Voting Power                     714,837  **

6.     Shared Voting Power                   0

7.     Sole Dispositive Power                714,837  **

8.     Shared Dispositive Power              0

9.     Aggregate Amount Beneficially
       Owned by Each Reporting Person        714,837  **

10.    Check if the Aggregate Amount in
       Row (9) Excludes Certain Shares

11.    Percent of Class Represented by
       Amount in Row (9)                          9.9%  **

12.    Type of Reporting Person                   PN

**  See Item 4 of this filing

Item 1(a)  Name of Issuer:
           FullNet Commnications, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           201 Robert S. Kerr Avenue, Suite 210
           Oklahoma City, OK  73102

Item 2(a)  Name of Person Filing:
           Generation Capital Associates

Item 2(b)  Address of Principal Business Office:
           1085 Riverside Trace
           Atlanta, GA  30328

Item 2(c)  Citizenship:
           New York

Item 2(d)  Title of Class of Securities:
           Common Stock

Item 2(e)  CUSIP Number:
           359851102

Item 3. If this statement is filed pursuant to Section 240.13d-1(b)or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[] Broker or dealer registered under section 15 of the
           Act (15 U.S.C. 78o).
(b)	[] Bank as defined in section 3(a)(6) of the Act (15
           U.S.C. 78c).
(c)	[] Insurance company as defined in section 3(a)(19) of
           the Act (15 U.S.C. 78c).
(d)	[] Investment company registered under section 8 of the
           Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[] An investment adviser in accordance with Section 240.13d-
           1(b)(1)(ii)(E);
(f)	[] An employee benefit plan or endowment fund in
           accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[] A parent holding company or control person in
           accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[] A saving associations as defined in Section 3(b) of
           the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[] A church plan that is excluded from the definition
           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

The information in items 1 and 5 through 11 on the cover page on
Schedule 13G is hereby incorporated by reference.


Generation Capital Associates (GCA) beneficially owns 267,608 shares of common stock and warrants to purchase 590,000 shares of common stock. The terms of the warrants prohibit GCA from exercising any warrants to the extent such exercise would increase GCA's ownership of common stock at any given time to more than 9.9% of the shares of common stock then outstanding. At December 31, 2001 there were 6,630,584 shares of common stock oustanding not including shares issuable upon exercise of the GCA warrants.

Item 5.    Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.    Ownership of More than Five Percent
           on Behalf of Another Person:           Not Applicable

Item 7.    Identification and Classification
           of the Subsidiary Which Acquired
           the Security Being Reported on By
           the Parent Holding Company:            Not Applicable

Item 8.    Identification and Classification
           of Members of the Group:               Not Applicable

Item 9.    Notice of Dissolution of Group:        Not Applicable

Item 10.   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:     February 12, 2002

           Generation Capital Associates

By:        /s/ David A. Rapaport, Executive Vice President
                                  & General Counsel